Exhibit 3.248

RESTATED CERTIFICATE OF INCORPORATION

OF

TELECHECK INTERNATIONAL, INC.

I.	The name of the corporation (hereinafter called the “corporation”) is

TeleCheck International, Inc.

II.

The address of the registered office of the corporation in the State of Georgia is 40 Technology Parkway South, #300, Norcross, Georgia 30092, County of Gwinnett. The name of its registered agent at such address is Corporation Service Company.

III.	The number of shares the corporation is authorized to issue is 10,000 Common Shares, par value $.01 per share.

IV.	The corporation is organized pursuant to the Georgia Business Corporation Code.

V.	The corporation shall have perpetual existence.

VI.	The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the Georgia Business Corporation Code.